SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

■ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004, or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________

Commission File Number 1-5426

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Thomas Industries Inc.
Retirement Savings and Investment Plan
4360 Brownsboro Road
Louisville, KY 40207

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomas Industries Inc.
4360 Brownsboro Road
Louisville, KY 40207

Financial Statements and Exhibits

(A) Financial Statements:

Thomas Industries Inc. Retirement Savings and Investment Plan
Report of Independent Auditors
Financial Statements Prepared in Accordance with the Financial Reporting Requirements of ERISA
Notes to Financial Statements
Schedules to Financial Statements

(B) Exhibits:

Consent of Mountjoy & Bressler, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Thomas Industries Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND
INVESTMENT PLAN

By: [signature]
Phillip J. Stuecker, Vice President of
Finance, CFO and Secretary

Dated: June 24, 2005

Financial Statements

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

December 31, 2004 and 2003

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

Table of Contents

December 31, 2004 and 2003

Mountjoy & Bressler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Plan Administrator
Thomas Industries Inc.
Retirement Savings and Investment Plan
Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Thomas Industries Inc. Retirement Savings and Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mountjoy & Bressler, LLP

Louisville, Kentucky
May 25, 2005

mountjoybressler.com

2300 Waterfront Plaza
325 W. Main Street
Louisville, Kentucky 40202
(502) 992-2700
(502) 992-4700 fax

175 East Main Street, Suite 200
Lexington, Kentucky 40507
(859) 255-4950
(859) 255-2875 fax

The Ernst Mansion
405 Garrard Street
Covington, Kentucky 41011
(859) 431-1975
(859) 431-7721 fax

308 Versailles Road
Frankfort, Kentucky 40601
(502) 695-1040
(502) 695-2025 fax

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2004	2003
Investments, at Fair Value	$29,368,059	$25,683,762
Contribution receivables:		
Employer	694,779	635,825
Participants'	96,760	88,973
	791,539	724,798
Net Assets Available for Benefits	$30,159,598	$26,408,560

See accompanying independent auditor's report
and notes to financial statements

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2004

Additions to Net Assets Attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 2,223,485
Interest and dividends	935,219
	3,158,704
Contributions:	
Employer	976,584
Participants'	1,197,008
	2,173,592
Total additions	5,332,296
Deductions from Net Assets Attributed to:	
Benefits paid to participants	1,581,258
Net increase	3,751,038
Net Assets Available for Benefits:	
Beginning of year	26,408,560
End of year	$ 30,159,598

See accompanying independent auditor's report
and notes to financial statements

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Thomas Industries Inc. Retirement Savings and Investment Plan (the Plan) are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition: Investments held by the Plan are stated at fair value. Securities are valued at the last reported sales price on the last business day of the plan year. The mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the common/collective trust fund are valued at net asset value at year-end.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Benefit Payments: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options. Investment securities are exposed to various risks, such as changes in interest rates, market changes and the risk of default. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in risk factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE B--DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General: The Plan is a contributory plan which covers certain United States salaried and clerical employees of Thomas Industries Inc. (the Company or Thomas) whose compensation is not determined by collective bargaining. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: The Plan is funded through employee and employer contributions.

Participants may elect to contribute from a portion of their compensation up to a maximum as prescribed by the Internal Revenue Code, for any calendar year. The rate of withholding can be changed upon fifteen days notice to the Company. Contributions made by participants are intended to qualify as cash or deferred arrangements under Section 401(k) of the Internal Revenue Code.

Continued

NOTE B--DESCRIPTION OF PLAN--CONTINUED

The Company makes matching contributions equal to 50% of each participant's contributions (applicable to employee contributions up to 6% of the participant's compensation after the completion of one year of service by the employee). The Company also may contribute to the Plan an amount to be determined annually at the discretion of the Company.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of Company contributions, forfeited Company contributions of nonvested terminated participants, and Plan earnings. Allocations of the Company's contributions are based on the participant's contributions or employee compensation, while allocations of earnings are based on account balances. Forfeited Company contributions of terminated nonvested participants are used to reduce future Company contributions. Forfeitures used to reduce Company Contributions for 2004 were $13,014. Forfeitures remaining as of December 31, 2004 to be used to reduce future Company contributions totaled $25,370. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting: All participants are fully vested in employee contributions and related earnings. Company matching contributions, plus actual earnings thereon, become fully vested after six years of service (20% after two years, 40% after three years, and an additional 20% for each additional year). Other Company contributions, plus actual earnings thereon, become fully vested after seven years of service (10% after two years, 20% after three years, and an additional 20% for each additional year).

Investment Options: The Plan's investments are held by Vanguard Fiduciary Trust Company (the Trustee). Upon enrollment in the Plan, a participant may direct contributions in 5% increments into eight Vanguard mutual funds, one Vanguard common/collective trust fund, and the Thomas Industries Common Stock Fund, which holds shares of the Company's common stock. Participants may change their investment options at any time without charge.

Withdrawals: Hardship withdrawals are permitted upon meeting certain requirements. Participant accounts will be paid out in a lump sum upon death, total and permanent disability, or termination of employment. Retirees may elect to receive distribution in a lump sum at retirement or after retirement but not later than age 70 ½.

Administrative Expenses: Administrative expenses are paid by the employer.

Plan Termination: Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of the termination of the Plan, the net assets of the Plan will be distributed to participants in the amount of the participants' account balances valued as of the termination date.

NOTE C--INVESTMENTS

The fair value of individual investments which represent 5% or more of the Plan's net assets available for benefits at December 31, 2004 and 2003 are as follows:

	December 31	
	2004	2003
Thomas Industries Stock Fund	$ 3,877,555	$ 3,699,650
Mutual Funds:		
Vanguard Wellington Investment Fund	11,132,039	11,143,576
Vanguard 500 Index Fund	5,926,212	4,585,938
Vanguard Small-Cap Index Fund	3,268,909	2,393,481
Common/Collective Trust Fund:		
Vanguard Retirement Savings Trust Fund	1,640,745	*

* Investment was less than 5% of net assets available for benefits

During 2004, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:

Thomas Industries Stock Fund	$ 494,656
Mutual funds	1,728,829
	$ 2,223,485

NOTE D--RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Plan purchased, sold, and received dividends from the Thomas Industries Stock Fund as follows:

Cost of purchases	$ 227,618
Proceeds of sales	582,733
Dividends	38,065

Certain administrative services are provided by the Company at no cost to the Plan and certain administrative costs incurred by the Plan are paid by the Company.

Certain Plan investments are invested in funds managed by Vanguard Fiduciary Trust Company, the Trustee.

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS--CONTINUED

December 31, 2004 and 2003

NOTE E--INCOME TAX STATUS

The Internal Revenue Service ruled on June 23, 2003, that the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE F--SUBSEQUENT EVENT

At a special meeting to be held July 1, 2005, shareholders of the Company will vote upon a proposal to approve and adopt an Agreement and Plan of Merger with Gardner Denver, Inc. Gardner Denver has agreed to maintain the Company's employee benefit plans in accordance with and subject to their respective terms, or to provide comparable benefit plans, for one year following the closing date of the Merger. The future status of the Plan is not addressed in any further detail in the Merger Agreement.

SUPPLEMENTARY SCHEDULE

THOMAS INDUSTRIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

EIN: 61-0505332
Plan: 030

Note: The schedule of assets (held at end of year) on the following page is an excerpt from the 2004 Form 5500, Schedule H

Schedule H, line 4i
Schedule of Assets (Held At End of Year)

For the plan year beginning 01/01/2004 and ending 12/31/2004

Name of plan

THOMAS INDUSTRIES INC. RETIREMENT SAVINGS & INVESTMENT PLAN

Employer Identification Number 61-0505332

Three-digit plan number ▶ 030

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	VANGUARD	500 INDEX FUND		5926212
*	VANGUARD	BALANCED INDEX FUND		554898
*	VANGUARD	INTERNATIONAL GROWTH FUND		706936
*	VANGUARD	MID CAP INDEX FUND		1116901
*	VANGUARD	SMALL CAP INDEX FUND		3268909
*	VANGUARD	TOTAL BOND MARKET INDEX FUND		553680
*	VANGUARD	TREASURY MONEY MARKET FUND		590184
*	VANGUARD	WELLINGTON INVESTMENT FUND		11132039
*	VANGUARD	RETIREMENT SAVINGS TRUST FUND		1640745
*	THOMAS INDUSTRIES INC.	COMMON STOCK FUND		3877555
	Cost information not required	due to participant directed plan		

Mountjoy & Bressler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-51653 and No. 333-92757) pertaining to the Thomas Industries Inc. Retirement Savings and Investment Plan of our report dated May 25, 2005, with respect to the financial statements and supplementary schedule of the Thomas Industries Inc. Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Mountjoy & Bressler, LLP

June 22, 2005

mountjoybressler.com

2300 Waterfront Plaza
325 W. Main Street
Louisville, Kentucky 40202
(502) 992-2700
(502) 992-4700 fax

175 East Main Street, Suite 200
Lexington, Kentucky 40507
(859) 255-4950
(859) 255-2875 fax

The Ernst Mansion
405 Garrard Street
Covington, Kentucky 41011
(859) 431-1975
(859) 431-7721 fax

308 Versailles Road
Frankfort, Kentucky 40601
(502) 695-1040
(502) 695-2025 fax